Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FOURTH QUARTER
AND FULL YEAR 2013 RESULTS

MONTREAL, Quebec, Canada, February 20, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces its fourth quarter and fiscal year results for the period ended December 31, 2013. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q4 2013 revenues of $27.8 million; net loss from continuing operations of ($28.7) million, or ($0.72) per share; Q4 2012 revenues were $24.9 million, and the net loss from continuing operations was ($2.6) million, or ($0.07) per share;

  Q4 2013 net loss from continuing operations includes the following charges totalling $23.1 million, or $0.58 per share: a non-cash write-down of the W Zone Mine assets following a reduction of its reserve base, a write-down of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges (for details please refer to Table 1 on page 4);

  2013 revenues of $90.2 million, from the sale of 63,443 gold ounces at an average price of CAN$1,419 (US$1,378) per ounce. 2012 revenues were $101.7 million, from the sale of 60,741 ounces of gold at an average price of CAN$1,665 (US$1,666) per ounce;

  2013 net loss from continuing operations of ($33.2) million or ($0.84) per share, compared to the 2012 net loss from continuing operations of ($3.0) million, or ($0.08) per share; The 2013 net loss was ($34.3) million, or ($0.87) per share, versus the 2012 net loss of ($45.0) million, or ($1.28) per share;

  Continued promising results obtained at depth at Island Gold Mine; new Indicated resource of 169,000 gold ounces and expanded Inferred resource of 955,000 gold ounces established at January 21, 2014 (on a 100% basis, please refer to Note 5 of the Reserve & Resource estimates table on page 12); Focus in 2014 on defining and upgrading existing resource base;

  Balance sheet: cash balance at December 31, 2013 of $17.6 million, working capital of $14.0 million, and long-term debt of $5.2 million;

  2014 production forecast of 70,000 to 80,000 ounces of gold.

Mr. Paul Carmel, President and CEO of Richmont Mines commented: “During the fourth quarter we announced a significant milestone for the Corporation. With the new resource additions to Island Gold Deep, the Island Gold Mine has now exceeded our one-million ounce target, setting the groundwork for what we believe will be a low-cost, long life mine. The Corporation’s task is to incorporate Island Gold Deep into the Island Gold Mine plan and to optimize the overall asset to its full potential. Managing our capital resources is key to this process and one of our priorities in 2014. Revenues from our mines are an important component to our financing plan and in this regard, our W Zone Mine has been a disappointment. A re-interpretation of the geology following exposure from mining, combined with 2013 production, has led to a lower than expected reserve base and ultimately a non-cash write-down of the asset.”

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Q4 2013 Results

Revenues for the fourth quarter of 2013 were $27.8 million, compared to $24.9 million in the comparable period of last year. The year-over-year increase reflects higher gold ounce sales at the Island Gold and Beaufor mines, and the addition of commercial production from the Monique and W Zone mines in the quarter, which were partially offset by the 21% decrease in the average price of gold sold in Canadian dollars year-over-year. In the fourth quarter of 2013, 20,918 ounces of gold were sold at an average price of CAN$1,328 (US$1,265), versus gold sales of 14,810 ounces at an average price of CAN$1,679 (US$1,694) in the fourth quarter of 2012.

Richmont generated a net loss from continuing operations of ($28.7) million, or ($0.72) per share, in the fourth quarter of 2013, versus a net loss from continuing operations of ($2.6) million, or ($0.07) per share, in the comparable period of 2012. This decrease was driven primarily by the following charges totalling $23.1 million, or $0.58 per share, namely a non-cash write-down on the W Zone Mine assets, a write-off of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt financing agreement and severance payments. Please see Table 1 for details. The year-over-year decrease similarly reflected a significantly lower average realized gold sales price combined with a 14% increase in average production cost per ounce, the effects of which were only partially offset by a notable 41% increase in the number of gold ounces sold. The increase in production cost per ounce was attributable to higher cost year-over-year at Island Gold, the beginning of commercial production at both Monique and W Zone and the reduction of reserves at the W Zone Mine, which materially increased the resulting depreciation cost per ounce in the fourth quarter. Richmont generated a net loss of ($29.1) million, or ($0.73) per share, in the fourth quarter of 2013, versus a net loss of ($16.5) million, or ($0.42) per share, in the comparable period of 2012, which included the write-down related to the discontinued Francoeur Mine operations.

Cost of sales totalled $31.0 million in the fourth quarter of 2013, an increase of 61% from $19.3 million in the year-ago period, primarily reflecting an 83% increase in processed tonnage year-over-year, and high depreciation costs at the W Zone Mine. While the average total production cost per ounce increased by 14% year-over-year, mostly as a result of higher depreciation expense, the average cash cost per ounce of gold sold increased by a marginal 4% in Canadian dollars, and was slightly lower in US dollars. The average cash cost per ounce of gold sold totalled CAN$1,156 (US$1,102) in the fourth quarter of 2013 versus CAN$1,116 (US$1,126) in the year-ago period, as the impact of lower grades at the Island Gold Mine combined with lower ramp-up grades at the Monique and W Zone mines were counterbalanced by significantly improved grades at the Beaufor Mine.

The Corporation spent $0.9 million on exploration and project evaluation efforts in the fourth quarter of 2013, primarily at the Island Gold Deep project, versus $6.3 million in the year-ago period. This decrease primarily reflects exploration and project evaluation costs incurred at the Wasamac property in the fourth quarter last year, versus none in the current period. The Corporation applied $0.1 million on exploration tax credits in the current quarter, versus $0.4 million in the comparable period of last year.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

2013 Annual Results

Revenues for the 12 months ended December 31, 2013 totalled $90.2 million, compared to last year’s $101.7 million. This decrease was attributable to the 15% decrease in the average price of gold sold during the period, the effects of which were only partially mitigated by the 4% increase in the number of ounces sold. For the year, 63,443 ounces of gold were sold at an average price of CAN$1,419 (US$1,378), versus gold sales of 60,741 ounces in 2012 at an average price of CAN$1,665 (US$1,666).

Cost of sales totalled $85.8 million in 2013, up from $73.8 million in the year-ago period. The increase reflects the addition of 74,803 tonnes following the onset of commercial production at the Monique and W Zone mines on October 1, 2013, high depreciation costs at the W Zone Mine, a 7% increase in tonnage from the Beaufor Mine, and a slightly higher cost per tonne at the Island Gold Mine. The average cash cost per ounce of gold sold increased to CAN$1,128 (US$1,095) for 2013 from CAN$1,044 (US$1,044) in 2012, as higher costs at the Island Gold Mine and high costs at the Monique and W Zone mines in their initial ramp up stage, were only partially offset by lower year-over-year costs at the Beaufor Mine.

Exploration and project evaluation costs totalled $7.9 million in 2013, well below the 2012 level of $20.3 million, as the Corporation focused exploration efforts at the Island Gold Deep project, where costs were capitalized in 2013, versus in 2012 when the Corporation completed an extensive exploration and project evaluation program at the Wasamac Gold Project. The Corporation applied $1.0 million on exploration tax credits in 2013, versus $3.5 million in 2012.

Richmont generated a net loss from continuing operations of ($33.2) million, or ($0.84) per share, in 2013, versus a net loss from continuing operations of ($3.0) million, or ($0.08) per share, in 2012. The variance year-over-year reflects charges totalling $22.8 million, or $0.58 per share, specifically a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, a write-off of financing costs following the termination of a debt-financing agreement and severance charges. Please see Table 1 for details. The annual variance in results also reflects a 15% decrease in the average realized gold price in Canadian dollars, an 11% increase in the average production cost per ounce stemming partly from the onset of commercial production at the Monique and W Zone mines in the fourth quarter of the year, as well as higher costs at Island Gold, the effects of which were only partially mitigated by a 4% increase in the number of gold ounces sold. In 2013, Richmont generated a net loss of ($34.3) million, or ($0.87) per share, versus a net loss of ($45.0) million, or ($1.28) per share, in 2012.

Non-IFRS Financial Performance Measures

Adjusted net earnings and adjusted net earnings per share do not have any standardized definition under IFRS. Management uses these performance measures to assess the operating performance of the Corporation without the effects of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. Non-IFRS measures are presented in Table 1.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

The fourth quarter 2013 and full year 2013 adjusted net losses exclude the charges related to the discontinued Francoeur Mine operations and the charges noted in Table 1 below, and the 2012 adjusted net loss excludes charges from the discontinued Francoeur Mine operation and severance compensation paid to the Corporation’s ex-President and CEO. Excluding the charges in all periods, Richmont generated an adjusted net loss of ($5.6) million, or ($0.14) per share, in the fourth quarter of 2013, compared with an adjusted net loss of ($2.6) million, or ($0.07) per share, in the comparable period of 2012. On a full year basis, Richmont generated an adjusted net loss of ($10.3) million, or ($0.26) per share, in 2013, compared with an adjusted net loss of ($1.5) million, or ($0.04) per share, in 2012. Details of these specific charges are presented in Table 1.

TABLE 1
FOURTH QUARTER AND FULL YEAR CHARGES RELATED TO SPECIFIC ITEMS
	Three months ended		Fiscal year ended
(in thousands of $, except per share amounts)	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Net loss	(29,075)	(16,495)	(34,260)	(45,015)
Charge related to discontinued operation	389	13,854	1,098	42,038
Net loss from continuing operations	(28,686)	(2,641)	(33,162)	(2,977)

Other adjustments, net of taxes:
Write-off of Deferred Income & Mining Tax assets	8,079	-	7,484	-
Write-down of W Zone Mine assets	13,472	-	13,472	-
Write-off of financing costs related to Macquarie financing	1,165	-	1,165	-
Charges related to employee severance payments	339	-	700	1,456

Adjusted net loss from continuing operations	(5,631)	(2,641)	(10,341)	(1,521)

Basic weighted average number of shares outstanding (thousands)	39,596	39,562	39,594	35,055

Adjusted net loss from continuing operations – per share	(0.14)	(0.07)	(0.26)	(0.04)

Financial Position

At December 31, 2013, cash and cash equivalents were $17.6 million, compared with $21.2 million at September 30, 2013 and $59.8 million at December 31, 2012. At December 31, 2013, Richmont Mines had working capital of $14.0 million, minimal long-term debt of $5.2 million, and 39.6 million shares outstanding.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Operational Highlights

Island Gold Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012

Tonnes	75,137	69,253	244,631	246,743
Head grade (g/t)	4.96	5.23	4.65	5.45
Gold recovery (%)	96.58	97.11	96.09	96.45
Recovered grade (g/t)	4.79	5.08	4.46	5.25
Ounces sold	11,565	11,309	35,113	41,686
Cash cost per ounce (US$)	901	885	1,092	884

The Island Gold Mine processed 75,137 tonnes of ore in the fourth quarter of 2013 at an average grade of 4.96 g/t, compared to fourth quarter 2012 results of 69,253 tonnes of ore at an average grade of 5.23 g/t. Fourth quarter gold sales from this mine increased slightly to 11,565 ounces at an average price of CAN$1,331 (US$1,268) per ounce in 2013, versus gold sales of 11,309 ounces at an average price of CAN$1,680 (US$1,695) per ounce in the comparable period of 2012. Cash costs at Island Gold increased to CAN$946 (US$901) from CAN$878 (US$885) in the fourth quarter of 2012, primarily a reflection of the lower recovered grade in the current period, but decreased notably from third quarter 2013 cash costs of CAN$1,237 (US$1,191), as mining migrated to higher grade areas of the mine.

For the 12 months ended December 31, 2013, 244,631 tonnes of ore were processed at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. This compared to 2012 results, in which 246,743 tonnes of ore were processed at an average grade of 5.45 g/t, and 41,686 ounces of gold were sold at an average price of CAN$1,665 (US$1,666) per ounce. The year-over-year change reflected a slight 1% decrease in tonnage and a 15% decline in recovered grades. Cash costs at Island Gold increased year-over-year to CAN$1,124 (US$1,092) from CAN$884 (US$884) in 2012, with the increase being driven primarily by a lower recovered grade and a higher cost per tonne due to higher surface, administrative and milling costs year-over-year, which was mainly attributable to mechanical problems at the mill during the second quarter of 2013 that necessitated the short-term rental of equipment from an outside supplier.

As of December 31, 2013, total Proven and Probable reserves at the Island Gold Mine were 143,506 gold ounces, compared to Proven and Probable reserves of 141,456 gold ounces at the end of December 2012. This reserve level reflects 19,971 metres of definition drilling, which resulted in the replacement of the mine’s 2013 production of 35,113 ounces of gold.

The combined estimated Measured and Indicated resources of Island Gold Mine and Island Gold Deep totalled 233,330 ounces of gold at December 31, 2013, consisting of 168,897 ounces of gold within Island Gold Deep, and 64,433 ounces of gold within the Island Gold Mine. Measured and Indicated resources within the Island Gold Mine infrastructure decreased from the December 31, 2012 level of 110,958 gold ounces, reflecting that some resources were successfully reclassified as reserves.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Estimated Inferred resources on a consolidated basis were 1,037,327 ounces of gold at the end of 2013, with Island Gold Deep contributing 954,583 ounces of gold, and the Island Gold Mine providing 82,744 ounces of gold. This compared to Inferred resources of 563,886 ounces of gold at the end of 2012, consisting of 508,142 ounces in Island Gold Deep and 55,744 gold ounces within the Island Gold Mine.

While Richmont will continue to seek to expand the reserve and resource base of the upper portion of Island Gold, the emphasis during 2014 will largely be on further delineating the identified zones, particularly within Island Gold Deep. To this end, the Corporation is planning 6,000 metres of definition drilling and 3,000 metres of exploration drilling within the Island Gold Mine, and 17,000 metres of definition drilling and 8,000 metres of exploration drilling within Island Gold Deep during 2014.

Richmont is targeting 2014 annual production of approximately 35,000 to 40,000 ounces of gold at the Island Gold Mine.

Beaufor Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Tonnes	25,219	26,479	124,569	116,675
Head grade (g/t)	5.15	4.22	5.88	5.19
Gold recovery (%)	97.05	97.38	97.75	97.80
Recovered grade (g/t)	5.00	4.11	5.75	5.08
Ounces sold	4,051	3,501	23,028	19,055
Cash cost of production per ounce (US$)	1,423	1,900	1,051	1,394

A total of 25,219 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.15 g/t in the fourth quarter of 2013. This compared to 26,479 tonnes of ore processed from the Beaufor Mine at an average grade of 4.22 g/t in the fourth quarter of 2012. Fourth quarter gold sales from this mine were 4,051 ounces in 2013 at an average realized price of CAN$1,319 (US$1,257) per ounce, an improvement in terms of ounces over gold sales of 3,501 ounces at an average realized price of CAN$1,675 (US$1,690) per ounce in the year-ago period. Cash costs at this mine decreased to CAN$1,494 (US$1,423) in the fourth quarter of 2013, versus CAN$1,884 (US$1,900) in the comparable period last year, with the decrease primarily driven by the higher mined grades.

For 2013, a total of 124,569 tonnes of ore were processed from the Beaufor Mine at an average grade of 5.88 g/t, and 23,028 ounces of gold were sold at an average price of CAN$1,417 (US$1,376). This compared to tonnage of 116,675 at an average grade of 5.19 g/t, and gold sales of 19,055 ounces at an average price of CAN$1,665 (US$1,666) in 2012. Cash costs at the Beaufor Mine for the 12 months of 2013 decreased to CAN$1,082 (US$1,051) from CAN$1,393 (US$1,394) last year, reflecting a lower cost per tonne and the improved grade.

Proven and Probable reserves at the Beaufor Mine decreased to 31,133 gold ounces at December 31, 2013, from 39,114 gold ounces at December 31, 2012, as definition drilling completed during the year did not completely replace the 23,028 ounces of gold production from the mine during the year.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Measured and Indicated resources at the Beaufor Mine decreased slightly to 155,439 ounces of gold at the end of December 2013 versus 160,263 ounces of gold at the end of 2012, while Inferred resources remain essentially unchanged at 188,679 ounces of gold versus 187,274 ounces at December 31, 2012. Existing resources are mostly below the existing infrastructure of the mine, and Richmont continues to evaluate the future potential of this area.

The Corporation is planning 10,000 metres of definition drilling and 21,500 metres of exploration drilling at the Beaufor Mine in 2014, and is targeting annual production of approximately 18,000 to 20,000 ounces of gold for the year.

Monique Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Tonnes	51,541	-	51,541	-
Head grade (g/t)	1.90	-	1.90	-
Gold recovery (%)	94.35	-	94.35	-
Recovered grade (g/t)	1.80	-	1.80	-
Ounces sold	2,976	-	2,976	-
Cash cost per ounce (US$)	1,230	-	1,230	-

Following the commencement of commercial production on October 1, 2013, a total of 51,541 tonnes of ore were processed from the Monique Mine during the fourth quarter of the year. The processed ore had an average grade of 1.90 g/t, and generated gold sales of 2,976 ounces at an average price of CAN$1,328 (US$1,265) per ounce. Cash costs at Monique were CAN$1,290 (US$1,230), primarily a reflection of high cash costs in the first month of commercial operation as production was ramped up. Cash costs at this mine were in line with anticipated levels in the following two months of the quarter, and are expected to remain at these lower levels in 2014.

At December 31, 2013 the Monique Mine had Proven and Probable reserves of 30,702 gold ounces, and additional Indicated resources of 16,858 ounces of gold. This compared to Indicated resources of 55,112 ounces of gold and Inferred resources of 362 gold ounces at the end of December 2012.

Richmont expects the contractor to finish mining the Monique open-pit in the third quarter of 2014. Stockpiled ore from the mine, however, will continue to be batch processed at the Corporation’s Camflo Mill through the first half of 2015. Richmont is targeting annual production of approximately 13,000 to 16,000 ounces of gold from Monique in 2014.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

W Zone Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
Tonnes	23,262	-	23,262	-
Head grade (g/t)	3.25	-	3.25	-
Gold recovery (%)	95.65	-	95.65	-
Recovered grade (g/t)	3.11	-	3.11	-
Ounces sold	2,326	-	2,326	-
Cash cost per ounce (US$)	1,373	-	1,373	-

A total of 23,262 tonnes of ore were processed from the W Zone Mine over the three month period following the onset of commercial production on October 1, 2013. With an average grade of 3.25 g/t during the period, fourth quarter gold sales from this mine were 2,326 ounces at an average price of CAN$1,328 (US$1,265) per ounce, below the Corporation’s forecasted 3,000 ounces as a result of lower than forecasted realized grades and gold recovery rate. Cash costs at the W Zone were CAN$1,441 (US$1,373), primarily a reflection of the low recovered grade.

Proven and Probable reserves at the W Zone Mine decreased to 12,832 gold ounces at a grade of 5.68 g/t at December 31, 2013, from 30,680 gold ounces at a grade of 7.21 g/t at December 31, 2012. Contributing to this decrease were the commercial and pre-production ounces generated during the year, as well as a re-interpretation of the geology following exposure from mining. Subsequent to these results, approximately 9,600 ounces were reclassified as Measured and Indicated Resources at the end of 2013, versus as Reserves at the end of 2012. Estimated Measured and Indicated Resources at December 31, 2013 increased to 33,051 gold ounces, from 23,377 gold ounces at the end of December 2012.

As a result of the reduction in the W Zone Mine’s reserve base, and the resulting impact on expected future production from this operation, the Corporation has taken a $13.5 million, or $0.34 per share, non-cash write down on the asset base. The reduction in the reserve base also caused the W Zone Mine depreciation expense to be much higher than anticipated in the fourth quarter of 2013. Following the write-down, the depreciation rate per ounce will be significantly reduced in 2014.

The Corporation is planning 2,000 metres of definition drilling at the W Zone Mine/Zone 350 in 2014, and is targeting annual production of approximately 4,000 ounces of gold for the year from the already developed economical part of the ore body. Operations at the W Zone will be suspended following this production, which is currently estimated to be completed by the end of the second quarter of 2014.

Camflo Mill

The Camflo Mill processed a total of 106,806 tonnes during the fourth quarter of 2013, compared to 50,230 tonnes in the comparable period of 2012 that included 23,592 tonnes from the discontinued Francoeur Mine operation. For the full year, a total of 317,038 tonnes were processed at the Camflo Mill, up notably from the 185,511 tonnes processed at the Camflo Mill in 2012 that included 62,204 tonnes from the discontinued Francoeur Mine operation, versus 9,542 tonnes in 2013. This increase was a result of both Monique and W Zone coming into commercial production in 2013 as well as a 7% increase in tonnage from Beaufor.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Island Gold Deep Update and Recent News

Island Gold Deep resources increased to 169,000 ounces of Indicated and 955,000 ounces of Inferred

On January 28, 2014, the Corporation announced a significant increase in Indicated and Inferred gold resources at its Island Gold Deep Deposit located at its Island Gold Mine in Ontario. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded and expanded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources of 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase continues to indicate that Island Gold Deep has the potential to be developed into an important high-grade and long life contributor to Richmont’s Island Gold Mine. The zones remain open both along strike and to depth where the potential for adding additional high-grade gold resources is believed to be high. Please see the January 28, 2014 press release for additional details.

The development of Island Gold Deep advanced well in 2013, with an additional 850 linear metres of ramp development completed during the year. As of December 31, 2013, the ramp had reached a vertical depth of 574 metres, and is expected to reach an approximate depth of 610 metres by the end of the second quarter of 2014, and 635 metres by the end of 2014. The Corporation continues to advance and develop the project through internally-generated cash flow.

2013 News

Agreement Signed with Argonaut Gold Extends Western Boundary Island Gold Deep by 585 Metres

In mid-October, Richmont Mines announced that it had signed a land and mining rights agreement with Argonaut Gold Inc., owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. With this Agreement, Richmont will secure mining rights below a depth of 400 metres on several claims to the south of the Island Gold Deep Project, and will acquire a claim which will extend the western boundary of its Island Gold Deep Project by a distance of 585 metres towards the west. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Under the terms of the Agreement, Richmont will receive a net payment of CAN$2.0 million in cash from Argonaut upon completion of the land transactions, which is expected to take place by the end of the first quarter of 2014. Please see the October 16, 2013 press release for additional details.

Macquarie Senior Secured Facility

On December 20, 2013 Richmont announced that it had decided to terminate, with no cancellation costs, the Senior Secured Credit Facility (the “Facility”) for up to US$50.0 million secured in mid-June and subsequently closed in August 2013, with Macquarie Bank Limited (“Macquarie”). At the onset of discussions with Macquarie in March 2013, financing the development of Island Gold Deep partly through debt was deemed a good business decision, and the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach given the higher gold price. Following the approximate $400/ounce decrease in the gold price, however, management believed that it was in the best interest of Richmont and its shareholders to terminate the Facility, with the objective of developing Island Gold Deep through internally-generated cash flow from the Corporation’s producing mines. Please see the related December 20, 2013, August 23, 2013, and June 17, 2013 press releases for additional details.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Changes to Richmont’s Board of Directors Announced in 2013

Richmont announced several changes to its Board of Directors in 2013. Specifically, Mr. Réjean Houle stepped down to focus on his dual roles as an Ambassador for the Montreal Canadiens Hockey Club Inc., and as President of The Montreal Canadiens Alumni Association, and Mr. Ebe Scherkus resigned for personal reasons. Subsequent to these announcements, industry veterans Mr. René Marion and Dr. James W. Gill joined Richmont’s Board of Directors. Please see the Corporation’s November 7, 2013 third quarter earnings press release, and the December 10, 2013 press release for additional details.

Management Changes Announced in 2013

Mr. Rosaire Emond, Eng., was appointed to the position of Vice-President and Chief Operating Officer, following the retirement of Richmont’s previous Chief Operating Officer, Mr. Christian Pichette. In addition, the Corporation announced that Mr. Jean Bastien, Eng., MBA, had been appointed to the position of Mine Manager of the Island Gold Mine, and Mr. Raynald Vincent, Eng. M.G.P., had been appointed to the position of Chief Geologist for the Island Gold Mine. Please see the November 7, 2013 third quarter earnings press release, and the December 10, 2013 press release for additional details.

2014 Corporate Exploration and Definition Drilling Plan and Budget

Richmont plans to spend approximately $3.8 million completing roughly 32,500 metres of exploration drilling during 2014. The Corporation will also incur total capital expenditures of approximately $18.1 million, with the majority focused on the development of Island Gold and Island Gold Deep. An additional 35,000 metres of definition drilling is planned in 2014, which the Corporation will expense and include in the cash costs of each operation. Please see Table 2 below for a breakdown on a property-by-property basis.

TABLE 2
2014 CAPITAL EXPENDITURES AND EXPLORATION & DEFINITION DRILLING PLAN
	Capital		Exploration	Definition
	Expenditure		drilling	drilling
(millions CAN$)			(metres)	(metres)
Mines and properties		Mines and properties
Island Gold/Island Gold Deep	16.3	Island Gold/Island Gold Deep	11,000	23,000
Beaufor Mine	0.7	Beaufor Mine	21,500	10,000
Other Properties	1.1	W Zone/350 Zone	-	2,000
		Total metres	32,500	35,000
Total CAPEX Budget	18.1	Total Exploration Budget (millions CAN$)	3.8

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

Outlook

Mr. Carmel concluded: “As a junior gold producer, Richmont is now in the relatively rare position of having discovered a sizeable, high grade deposit from which to profitably grow into the next tier of gold producer. The challenge is now to finance its development all the while maintaining the financial integrity and sound capital structure that Richmont has long enjoyed. Helping our cause is the fact that Island Gold Deep is not a stand-alone, greenfields project, but an extension at depth of our existing Island Gold Mine operation that we have been operating for 7 years. To this end, we have the flexibility of adjusting our development timetable in a manner commensurate with the Corporation’s financial capabilities and within the overall context of the gold sector. With a gold production forecast of 70,000 to 80,000 ounces, 2014 is expected to be an important production year for Richmont. Ensuring that our mines deliver on budget will be a key focus for us and an important component for the advancement of Island Gold Deep.”

Paul Carmel
President and Chief Executive Officer

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

TABLE 3
RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2013			December 31, 2012
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Island Gold Mine
Proven Reserves[2]	251,572	5.95	48,086	428,958	5.42	74,807
Probable Reserves[2]	481,775	6.16	95,419	356,263	5.82	66,649
Measured Resources	28,087	5.57	5,031	28,531	5.58	5,115
Indicated Resources	255,600	7.23	59,402	474,379	6.94	105,843
Inferred Resources	362,858	7.09	82,744	279,569	6.20	55,744

Island Gold Deep[5]
Indicated Resources	456,013	11.52	168,897	-	-	-
Inferred Resources	3,196,114	9.29	954,583	1,473,658	10.73	508,142

Beaufor Mine
Proven Reserves[2]	39,086	6.32	7,940	73,725	5.87	13,906
Probable Reserves[2]	103,213	6.99	23,193	122,420	6.40	25,208
Measured Resources	93,341	5.39	16,165	89,562	5.46	15,788
Indicated Resources	671,803	6.45	139,274	684,718	6.57	144,475
Inferred Resources	904,249	6.49	188,679	901,568	6.46	187,274

Monique Mine[3]
Proven Reserves[2]	14,742	1.42	673	-	-	-
Probable Reserves[2]	401,118	2.33	30,029	-	-	-
Indicated Resources	107,531	4.88	16,858	728,164	2.35	55,112
Inferred Resources	-	-	-	11,605	0.97	362

W Zone Mine
Proven Reserves[2]	42,940	4.84	6,676	-	-	-
Probable Reserves[2]	27,267	7.02	6,156	132,251	7.21	30,680
Measured Resources	14,293	6.20	2,850	-	-	-
Indicated Resources	131,638	7.13	30,201	107,511	6.76	23,377
Inferred Resources	2,186	7.55	531	5,589	7.95	1,429

Wasamac Gold Property
Measured Resources	3,124,480	2.75	276,536	3,124,480	2.75	276,536
Indicated Resources	12,127,049	2.89	1,125,727	12,127,049	2.89	1,125,727
Inferred Resources	18,758,786	2.66	1,605,388	18,758,786	2.66	1,605,388

Francoeur Gold Property[4]
Proven Reserves	-	-	-	8,439	4.52	1,226
Measured Resources	39,947	5.89	7,570	39,947	5.89	7,570
Indicated Resources	280,119	6.55	59,017	280,119	6.55	59,017
Inferred Resources	17,949	7.17	4,135	17,949	7.17	4,135

TOTAL GOLD[5]
Proven + Probable Reserves	1,361,713	4.98	218,172	1,122,056	5.89	212,476
Measured + Indicated Resources	17,329,901	3.42	1,907,528	17,684,460	3.20	1,818,560
Inferred Resources	23,242,142	3.80	2,836,060	21,448,724	3.43	2,362,474

[1]	Resources presented are exclusive of reserves.
[2]	In 2013, based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 (in 2012, a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00 were used).
[3]	For 2012, open pit resources established as of December 31, 2011, using a gold price of US$1,200/oz and an exchange rate of 1.00. For 2013, open pit reserves and underground resources established as of December 31, 2013.
[4]	Francoeur Mine closed in November 2012. Resources as at December 31, 2012 were estimated using a price of US$1,450/oz and an exchange rate of CAN$1.00 = US$1.00.
[5]	Represents 100% of resources at Island Gold Deep. The Corporation estimates that approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis) of Island Gold Deep lie within three claims, for which Richmont owns 69%, and a third party owns 31%.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

About Richmont Mines Inc.
Richmont Mines has produced over 1,430,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101 (“R 43-101”)
The Mineral reserve and resource estimations as of December 31, 2013 and December 31, 2012 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The reserve and resource estimations of Beaufor, Island Gold and W Zone mines were prepared using a gold price of US$1,225 (CAN$1,300) per ounce for 2013 and US$1,450 (CAN$1,450) per ounce for 2012.

The resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The Monique Mine reserve and resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAN$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
Visit our Facebook page

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Exploration costs – Mines
Island Gold	512	3,285	4,532	10,969
Beaufor	308	278	1,929	1,432

	820	3,563	6,461	12,401

Exploration costs – Other properties
Wasamac	92	2,603	1,102	9,477
Monique	2	14	221	744
Other	42	140	347	459
Project evaluation	46	221	474	511

Exploration and project evaluation before depreciation and exploration tax credits	1,002	6,541	8,605	23,592

Depreciation	23	83	229	200
Exploration tax credits	(96)	(352)	(959)	(3,527)

	929	6,272	7,875	20,265

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Results (in thousands of $)
Revenues	27,828	24,928	90,213	101,718
Net loss from continuing operations	(28,686)	(2,641)	(33,162)	(2,977)
Loss from discontinued operation	(389)	(13,854)	(1,098)	(42,038)
Net loss	(29,075)	(16,495)	(34,260)	(45,015)
Adjusted net loss1	(5,631)	(2,641)	(10,341)	(1,521)
Cash flows from operating activities	8,160	104	3,456	7,656

Results per share ($)
Basic net loss from continuing operations	(0.72)	(0.07)	(0.84)	(0.08)
Loss from discontinued operation	(0.01)	(0.35)	(0.03)	(1.20)
Basic net loss	(0.73)	(0.42)	(0.87)	(1.28)
Basic adjusted net earnings[1]	(0.14)	(0.07)	(0.26)	(0.04)
Diluted net loss from continuing operations	(0.72)	(0.07)	(0.84)	(0.08)
Diluted net loss	(0.73)	(0.42)	(0.87)	(1.28)
Cash flows from operating activities	0.21	-	0.09	0.22

Basic weighted average number of common shares outstanding (thousands)	39,596	39,562	39,594	35,055
Diluted weighted average number of common shares outstanding (thousands)	39,596	39,562	39,594	35,207

Average selling price of gold per ounce	1,328	1,679	1,419	1,665
Average selling price of gold per ounce (US$)	1,265	1,694	1,378	1,666

[1]	The adjusted net loss is a financial performance measure with no standard definition under IFRS. In 2013, adjusted net loss excludes the $13,472 impairment loss on W Zone Mine’s assets, the $1,098 net loss from discontinued operation, the $7,484 write-off of deferred income and mining tax assets, the $1,165 write-off of financing costs and the $700 charges of severance payments. In 2012, adjusted net loss excludes the $49,066 ($42,038 after-tax) charges related to the closure of the Francoeur Mine and the payment of $1,986 ($1,456 after-tax) of severance compensation to the Corporation’s ex-President and CEO.

	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)
Financial position (in thousands of $)
Total assets	123,328	148,244
Working capital	13,952	54,296
Long-term debt	5,196	702

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

SALES AND PRODUCTION DATA
Three-month period ended December 31
	Year	Ounces of gold		Cash cost (per ounce sold)
		Sales	Production	US$	CAN$
Island Gold Mine	2013 2012	11,565 11,309	11,587 11,625	901 885	946 878
Beaufor Mine	2013 2012	4,051 3,501	3,631 3,519	1,423 1,900	1,494 1,884
W Zone Mine	2013 2012	2,326 -	2,324 -	1,373 -	1,441 -
Monique Mine	2013 2012	2,976 -	4,521 -	1,230 -	1,290 -
Total – Continuing operations	2013 2012	20,918 14,810	22,063 15,144	1,102 1,126	1,156 1,116
Francoeur Mine - Discontinued operation	2013 2012	- 3,401	- 3,295	- 2,161	- 2,142

Note:	Average exchange rate used for Q4-2013: US$1 = CAN$1.0494
Average exchange rate used for Q4-2012: US$1 = CAN$0.9913

Fiscal year ended December 31
	Year	Ounces of gold		Cash cost (per ounce sold)
		Sales	Production	US$	CAN$
Island Gold Mine	2013 2012	35,113 41,686	34,691 41,952	1,092 884	1,124 884
Beaufor Mine	2013 2012	23,028 19,055	23,076 18,878	1,051 1,394	1,082 1,393
W Zone Mine	2013 2012	2,326 -	2,324 -	1,373 -	1,441 -
Monique Mine	2013 2012	2,976 -	4,521 -	1,230 -	1,290 -
Total – Continuing operations	2013 2012	63,443 60,741	64,612 60,830	1,095 1,044	1,128 1,044
Francoeur Mine - Discontinued operation	2013 2012	1,299 5,202	1,211 4,382	1,350 1,959	1,390 1,958

Note:	Average exchange rate used for 2013: US$1 = CAN$1.0299
Average exchange rate used for 2012: US$1 = CAN$0.9996

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

CONSOLIDATED INCOME STATEMENTS
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CONTINUING OPERATIONS
Revenues	27,828	24,928	90,213	101,718
Cost of sales	31,008	19,283	85,832	73,798

GROSS PROFIT (LOSS)	(3,180)	5,645	4,381	27,920

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	929	6,272	7,875	20,265
Administration	2,016	2,123	7,514	10,270
Loss (gain) on disposal of long-term assets	(13)	150	105	198
Impairment loss on W Zone Mine	13,472	-	13,472	-
Other revenues	(101)	(4)	(154)	(28)

	16,303	8,541	28,812	30,705

OPERATING LOSS	(19,483)	(2,896)	(24,431)	(2,785)

Financial expenses	1,189	24	1,263	656
Financial revenues	(83)	(216)	(526)	(837)

LOSS BEFORE MINING AND INCOME TAXES	(20,589)	(2,704)	(25,168)	(2,604)

MINING AND INCOME TAXES	8,097	(63)	7,994	373

NET LOSS FROM CONTINUING OPERATIONS	(28,686)	(2,641)	(33,162)	(2,977)

NET LOSS FROM DISCONTINUED OPERATION	(389)	(13,854)	(1,098)	(42,038)

NET LOSS	(29,075)	(16,495)	(34,260)	(45,015)

LOSS PER SHARE
Basic loss per share
Loss from continuing operations	(0.72)	(0.07)	(0.84)	(0.08)
Loss from discontinued operation	(0.01)	(0.35)	(0.03)	(1.20)

Basic net loss	(0.73)	(0.42)	(0.87)	(1.28)

Diluted loss per share
Loss from continuing operations	(0.72)	(0.07)	(0.84)	(0.08)
Loss from discontinued operation	(0.01)	(0.35)	(0.03)	(1.20)

Diluted net loss	(0.73)	(0.42)	(0.87)	(1.28)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	39,562	39,594	35,055

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	39,596	39,562	39,594	35,207

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2013	2012
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	17,551	59,810
Shares of publicly-traded companies	-	30
Receivables	3,008	2,921
Income and mining tax assets	925	916
Exploration tax credits receivable	5,670	3,485
Inventories	9,075	7,764

	36,229	74,926

RESTRICTED DEPOSITS	3,421	684

PROPERTY, PLANT AND EQUIPMENT	83,678	65,150

DEFERRED INCOME AND MINING TAX ASSETS	-	7,484

TOTAL ASSETS	123,328	148,244

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,897	17,356
Income and mining taxes payable	1,225	1,972
Current portion of long-term debt	825	932
Current portion of asset retirement obligations	330	370

	22,277	20,630

LONG-TERM DEBT	5,196	702

ASSET RETIREMENT OBLIGATIONS	7,603	6,375

DEFERRED INCOME AND MINING TAX LIABILITIES	1,899	2,174

TOTAL LIABILITIES	36,975	29,881

EQUITY
Share capital	132,202	132,113
Contributed surplus	11,253	9,062
Deficit	(57,102)	(22,842)
Accumulated other comprehensive income	-	30

TOTAL EQUITY	86,353	118,363

TOTAL LIABILITIES AND EQUITY	123,328	148,244

RICHMONT MINES REPORTS FULL YEAR 2013 AND FOURTH QUARTER RESULTS
February 20, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING ACTIVITIES
Net loss for the period	(29,075)	(16,495)	(34,260)	(45,015)
Adjustments for:
Depreciation and depletion	6,889	3,032	14,674	10,771
Impairment loss on W Zone Mine’s assets	13,472	-	13,472	-
Impairment loss on Francoeur Mine’s assets	-	7,972	-	41,161
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	-	867	-
Non-cash expenses related to discontinued operation	-	4,571	-	4,571
Taxes received (paid)	(37)	-	(1,541)	(3,626)
Interest revenues	(62)	(177)	(409)	(718)
Interest and accretion expenses on long-term debt	44	10	66	596
Share-based compensation	717	1,581	2,521	3,601
Share-based compensation settled in cash	(725)	-	(725)	-
Financing expenses	1,165	-	1,165	-
Accretion expense – asset retirement obligations	23	16	81	66
Loss on disposal of long-term assets	93	150	193	205
Gain on disposal of shares of publicly-traded companies	-	-	(12)	(90)
Mining and income taxes	8,097	(1,776)	7,994	(6,655)
	601	(1,116)	4,086	4,867
Net change in non-cash working capital items	7,559	1,220	(630)	2,789
Cash flows from operating activities	8,160	104	3,456	7,656
INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	-	12	582
Restricted deposits	-	-	(2,737)	(394)
Interest received	55	164	420	736
Property, plant and equipment – Island Gold Mine	(2,525)	(2,510)	(12,480)	(8,364)
Property, plant and equipment – Island Gold Deep Project	(5,760)	-	(15,290)	-
Property, plant and equipment – Beaufor Mine	(587)	(187)	(980)	(1,192)
Property, plant and equipment – W Zone Mine	(761)	(1,979)	(3,779)	(9,911)
Property, plant and equipment – Monique Mine	(1,776)	-	(8,358)	-
Property, plant and equipment – Francoeur Mine	-	(1,075)	-	(15,458)
Property, plant and equipment – Other	(431)	(627)	(1,001)	(2,929)
Disposition of property, plant and equipment	715	-	869	105
Cash flows used in investing activities	(11,070)	(6,214)	(43,324)	(36,825)
FINANCING ACTIVITIES
Financing expenses	(72)	-	(727)	-
Issue of convertible debentures	-	-	-	10,000
Retirement of convertible debentures	-	-	-	(10,000)
Issue of common shares	-	7	62	27,502
Common shares issue costs	-	(6)	-	(914)
Interest paid	(44)	(9)	(66)	(508)
Payment of finance leases obligations	(603)	(225)	(1,660)	(633)
Cash flows from (used in) financing activities	(719)	(233)	(2,391)	25,447
Net change in cash and cash equivalents	(3,629)	(6,343)	(42,259)	(3,722)
Cash and cash equivalents, beginning of period	21,180	66,153	59,810	63,532
Cash and cash equivalents, end of period	17,551	59,810	17,551	59,810